

Hilton Group plc

INTERESTS OF DIRECTORS FOLLOWING VESTING OF AWARDS UNDER THE HILTON GROUP EXECUTIVE DEFERRED BONUS PLAN

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THAT:

- ORDINARY SHARES OF 10P EACH OF THE COMPANY ("SHARES") AND OPTIONS OVER SHARES AWARDED UNDER THE HILTON GROUP EXECUTIVE DEFERRED BONUS PLAN ("THE PLAN") IN 2003 AS PART OF THE BONUSES DUE IN RESPECT OF THE 2002 FINANCIAL YEAR TO EMPLOYEES OF COMPANIES IN THE HILTON GROUP OF COMPANIES ("2003 AWARDS") HAVE TODAY VESTED FOR THREE OF THE EXECUTIVE DIRECTORS OF THE COMPANY AS FOLLOWS:

NAME	*NO. OF SHARES/OPTIONS VESTED*
C BELL	59,716
D M C MICHELS	108,542
B G WALLACE	69,375

FOLLOWING THE AFOREMENTIONED THE THREE EXECUTIVE DIRECTORS OF THE COMPANY HAVE INTERESTS UNDER THE PLAN AS FOLLOWS:

NAME	*TOTAL SHARE INTERESTS UNDER THE PLAN*
C BELL	159,386
D M C MICHELS	306,970
B G WALLACE	204,752

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IN ADDITION TO EACH DIRECTOR'S OWN INTEREST IN THE SHARES UNDER THE PLAN AS MENTIONED ABOVE, FOLLOWING THE VESTING OF THE 2003 AWARDS BY WAY OF THE EXERCISE OF OPTIONS AND TRANSFER OF SHARES EACH OF THE EXECUTIVE DIRECTORS HAS CEASED TO BE INTERESTED IN 1,308,255 SHARES HELD SUBJECT TO THE TERMS OF THE TRUST GENERALLY FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES.

- C BELL, D M C MICHELS AND B G WALLACE TODAY SOLD 24,570, 108,542 AND 28,544 SHARES RESPECTIVELY AT 300P PER SHARE. FOLLOWING THESE TRANSACTIONS C BELL, D M C MICHELS AND B G WALLACE WERE BENEFICIALLY INTERESTED IN 130,032, 314,045 AND 94,711 SHARES RESPECTIVELY.